SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
September 19, 1997

Western Resources, Inc. (70-____)

     Western Resources, Inc., a Kansas corporation having its principal office in Topeka, Kansas ("WRI") and an exempt public utility holding company under the Act, has filed an application under sections 9(a)(2) and 10 of the Act.

     The application seeks approval for the acquisition by WRI of 9.9% of the outstanding voting securities of a newly-formed company, WAI, Inc., an Oklahoma Corporation ("WAI"), that will become a public utility company as a result of the transactions for which approval is requested in this application. WRI has formed WAI initially as a wholly-owned subsidiary and will contribute all of the assets (the "Assets") of the Company's local natural gas distribution business (the "WRI LDC Business") and all of the outstanding capital stock of Mid Continent Market Center, Inc. ("MCMC") and Westar Gas Marketing, Inc. (Westar Gas Marketing, Inc. together with MCMC and the WRI LDC Business, the "Gas Business") to WAI (the "Asset Transaction"). ONEOK, Inc., a Delaware corporation ("ONEOK"), which, among other things, operates as a gas utility company, pursuant to an Agreement among WRI, ONEOK and WAI (the Agreement, as amended and restated, the "Agreement"), will then merge with and into WAI (the "Merger", and together with the Asset Transaction, the "Transactions"), with WRI owning up to 9.9% of the outstanding common stock of WAI and shares of non-voting convertible preferred stock. In total, WRI will own no more than 45% of the capital stock of WAI and the present shareholders of ONEOK will own at least 55% of the capital stock of WAI after the Merger. Upon consummation of the Merger, WAI will be renamed ONEOK, Inc. ("New ONEOK"). Pursuant to the Agreement, New ONEOK and WRI will enter into the Shareholder Agreement on the closing date that will place certain restrictions on WRI's actions as a shareholder during the 15-year term of the Shareholder Agreement.

     In connection with the Transactions, ONEOK and WRI are seeking a no-action letter that represents the Commission Staff's concurrence that New ONEOK will not be deemed to be a subsidiary of WRI within the meaning of Section 2(a)(8) of the Act and WRI will not be deemed to be a holding company over New ONEOK under
Section 2(a)(7) of the Act.

     WRI is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2. WRI is itself a public utility company that provides electric service to approximately 329,000 customers in Kansas and natural gas service to approximately 648,000 customers in Kansas and northeastern Oklahoma. WRI currently has one utility subsidiary, Kansas Gas and Electric Company that provides electric services to approximately 277,000 customers. As of July 30, 1997, there were 65,220,373 shares of WRI Common Stock outstanding. For the year ended December 31, 1996, WRI's operating revenues on a consolidated basis were approximately $2.05 billion, of which approximately $849 million was derived from natural gas operations. Consolidated assets of the Company and its subsidiaries at December 31, 1996 were approximately $6.65 billion, of which approximately $4.36 billion consisted of identifiable utility property, plant and equipment.

     ONEOK, is a Delaware corporation having its principal office in Tulsa, Oklahoma. It engages through its divisions and subsidiaries in several aspects of the energy business, including local distribution of natural gas. ONEOK is a gas utility company as defined in Section 2(a)(4) of the Act and is presently neither an associate nor an affiliate of a public-utility holding company. Oklahoma Natural Gas Company, a division of ONEOK, and two subsidiaries, ONG Transmission Company and ONG Sayre Storage Company comprise a fully integrated intrastate natural gas gathering, storage, transmission and distribution operation that provides natural gas service to approximately 730,000 customers, primarily in the state of Oklahoma. As of May 31, 1997, there were 27,997,925 shares of ONEOK Common Stock outstanding. For the year ended August 31, 1996, ONEOK's operating revenues on a consolidated basis were approximately $1.22 billion, of which approximately $538 million was attributable to regulated natural gas distribution activities and approximately $686 million to gas marketing, processing, gas exploration and production and other operations. Consolidated assets of ONEOK and its subsidiaries at May 31, 1997 were $1.40 billion, of which approximately $678 million consists of its gas distribution property, plant and equipment.

     Upon consummation of the Transactions, on a fully diluted basis, after giving effect to the Transactions and based on the number of shares of ONEOK Common Stock outstanding as of December 12, 1996, WRI will hold 2,996,702 shares of New ONEOK Common Stock and 19,317,584 shares of Series A Convertible Preferred Stock of New ONEOK, representing up to 9.9% of the New ONEOK Common Stock outstanding before conversion of the Series A Convertible Preferred Stock into New ONEOK Common Stock and up to 45.0% of the New ONEOK Common Stock outstanding after such conversion. Holders of ONEOK Common Stock will hold shares of New ONEOK Common Stock representing at least 90.1% of the New ONEOK Common Stock outstanding and not less than 55.0% of the New ONEOK Common Stock after conversion of the Series A Convertible Preferred Stock to be held by WRI pursuant to the Agreement. In the event ONEOK issues additional shares of ONEOK Common Stock between December 12, 1996 and the closing of the Transactions, WRI has the right pursuant to the shareholder agreement to require WAI at the closing to issue to it additional shares of New ONEOK Common Stock and/or Series A Convertible Preferred Stock, at a price per share equal to the average market price of the ONEOK Common Stock for the 20 trading days prior to the closing, so as to restore WRI's percentage ownership at the closing to up to 9.9% of the outstanding New ONEOK Common Stock and up to 45.0% of the outstanding New ONEOK Common Stock on a fully diluted basis.

     The Merger is designed to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended. WRI will account for its common stock holdings in New ONEOK by the equity method and for its preferred stock holdings as an investment.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.